ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

21st August, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

97th Annual General Meeting of the Company

Further to our letter dated 31st July, 2008 on the subject, we now enclose a copy of the Minutes of the proceedings of the 97th Annual General Meeting of the Company held on 30th July, 2008, at Kolkata.

[redacted]

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited

MINUTES OF THE PROCEEDINGS OF THE NINETY-SEVENTH ANNUAL GENERAL MEETING OF THE MEMBERS OF ITC LIMITED HELD ON WEDNESDAY, 30TH JULY, 2008 AT 10.30 A.M. AT SCIENCE CITY, MAIN AUDITORIUM, JBS HALDANE AVENUE, KOLKATA 700 046

PRESENT

DIRECTORS : Mr. Y. C. Deveshwar (in the Chair)
Dr. R. K. Kaul
Mr. S. H. Khan
Mr. S. B. Mathur
Mr. D. K. Mehrotra
Mr. P. B. Ramanujam
Mr. S. S. H. Rehman
Dr. B. Sen
Mr. A. Singh
Dr. Ram S. Tarneja
Mr. K. Vaidyanath
Mr. B. Vijayaraghavan

COMPANY SECRETARY : Mr. B. B. Chatterjee

Life Insurance Corporation of India
by its Representative — Ms. A. Sarkar

The Specified Undertaking of the Unit Trust of India and UTI Mutual Fund
by their Representative — Mr. A. K. Sen

General Insurance Corporation of India
by its Proxy — Mr. S. N. Bhattacharjee

The New India Assurance Company Ltd.	
by its Representative	Mr. G. C. Pani
The Oriental Insurance Company Ltd.	
by its Representative	Mr. R. Samanta
National Insurance Company Ltd.	
by its Representative	Mr. S. N. Bhattacharjee
United India Insurance Co. Ltd.	
by its Representative	Mr. K. L. Kunjilwar
IFCI Ltd.	
by its Representative	Mr. B. K. Roy
IDBI Bank Ltd.	
by its Representative	Mr. S. P. Chakraborty
Tobacco Manufacturers (India) Ltd.	
by its Representative	Mr. Y. C. Deveshwar
Myddleton Investment Company Ltd.	
by its Representative	Mr. Y. C. Deveshwar
Rothmans International Enterprises Ltd.	
by its Representative	Mr. Y. C. Deveshwar

(Details of other Members and Proxies present at the Meeting - as per Annexure attached.)

1. Mr. Y. C. Deveshwar, Chairman of the Company, took the Chair and welcomed all those present to the 97th Annual General Meeting of the Company.

2. The business before the Meeting was taken up after having established that the requisite quorum was present.

3. The signed Auditors' Report on the Accounts of the Company for the financial year ended 31st March, 2008 and the Register of Directors' Shareholdings were placed before the Meeting as required under the Companies Act, 1956, and both remained open and accessible for inspection during the continuance of the Meeting.

4. The Certificate dated 22nd May, 2008 from Messrs. A. F. Ferguson & Co., Chartered Accountants, Auditors of the Company, in respect of the Company's Employee Stock Option Schemes, was also placed before the Meeting in terms of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

5. The Chairman on the occasion of the 97th Annual General Meeting delivered his Speech on 'Creating a Sustainable and Secure Future – The Agro-Forestry Potential'. The Meeting applauded the Chairman's Address.

6. The Notice dated 3rd June, 2008 convening the 97th Annual General Meeting and the Report and Accounts for the financial year ended 31st March, 2008, as previously circulated to Members, were taken as read with the consent of the Meeting.

7. Mr. M. S. Dharmadhikari, Senior Partner, Messrs. A. F. Ferguson & Co., Chartered Accountants, Auditors of the Company, read the Auditors' Report dated 23rd May, 2008 on the Accounts of the Company for the financial year ended 31st March, 2008.

8. **RESOLUTION NO. 1 - ORDINARY RESOLUTION**

"Resolved that the Balance Sheet of the Company as at 31st March, 2008, the Profit and Loss Account of the Company for the financial year ended **31st March, 2008, together with the Schedules and Notes, as annexed thereto, the Auditors' Report to the Members dated 23rd May, 2008, and the Report of the Directors & Management Discussion and Analysis dated 3rd June, 2008, attached thereto, be and are hereby approved and adopted."**

On the Resolution being proposed by Mr. S. K. Dutt and seconded by Mr. H. Kampani as an Ordinary Resolution, the Chairman enquired from the Members present if there were any clarifications required on the Report and Accounts of the Company. Amongst others, Messrs. S. N. Chatterjee, D. K. Chattoraj, S. C. Das, D. Venkateshwarlu, B. S. Srimal, L. K. Awasthi, M. K. Gupta and Md. Y. Jamal congratulated the Chairman, the Board of Directors and the Executive Management on the impressive performance of the Company, higher dividend and diversification initiatives, particularly in the Personal Care business. They sought clarifications, inter alia, on the Report and Accounts, the various business segments, the subsidiary companies and future plans of the Company. They made suggestions and / or comments on bonus shares, managerial remuneration, talent retention, increased taxation on cigarettes, disputed taxes and social welfare measures. The Members commended the superior quality of ITC products, the awards & accolades bestowed upon the Company and the social & environmental initiatives undertaken towards contribution to sustainable development.

The Chairman thanked the Members for their kind comments & suggestions and thereafter replied to the queries of the Members to their satisfaction.

The Resolution was thereafter put to vote and on a show of hands declared carried by requisite majority with one Member voting against the Resolution.

9. **RESOLUTION NO. 2 - ORDINARY RESOLUTION**

"Resolved that dividend at the rate of Rs. 3.50 (Rupees Three and Paise Fifty) per Ordinary Share, absorbing Rs.1319,01,35,175/- (Rupees One Thousand Three Hundred Nineteen Crores One Lakh Thirty Five Thousand One Hundred and Seventy Five), to be rounded off by such sum as may be required, be and is hereby declared on 376,86,10,050 (Three Hundred Seventy Six Crores Eighty Six Lakhs Ten Thousand and Fifty), fully paid Ordinary Shares of Re.1/- (Rupee One) each, out of the net profits of the Company for the financial year ended 31st March, 2008, payable on or after 30th July, 2008 to those Members entitled thereto and whose names appear on the Register of Members of the Company on 30th July, 2008, or to their mandatees, and to the beneficial owners as on 17th July, 2008 as per details furnished by National Securities Depository Limited and Central Depository Services (India) Limited in respect of dematerialised shares."

The Resolution was proposed by Mr. D. K. Dutta and seconded by Mr. T. K. Roy as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

10. **RESOLUTION NO. 3 - ORDINARY RESOLUTION**

"Resolved that Dr. Basudeb Sen who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was proposed by Mr. S. G. Mandal and seconded by Mr. P. G. Banik as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

11. RESOLUTION NO. 4 - ORDINARY RESOLUTION

"Resolved that Mr. Balakrishnan Vijayaraghavan who retires by rotation **at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."**

The Resolution was proposed by Mr. C. S. Vinay and seconded by Mr. A. K. Bânerjee as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

12. RESOLUTION NO. 5 - ORDINARY RESOLUTION

"Resolved that Dr. Ram S. Tarneja who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was proposed by Mr. A. K. Bysack and seconded by Mr. R. N. Saha as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

13. **RESOLUTION NO. 6 - SPECIAL RESOLUTION**

"Resolved that Messrs. A. F. Ferguson & Co., Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting to conduct the audit at a remuneration of Rs. 125,00,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

The Resolution was proposed by Mr. A. Panda and seconded by Mr. L. K. Awasthi as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried unanimously.

14. **RESOLUTION NO. 7 - ORDINARY RESOLUTION**

"Resolved that Mr. Anil Baijal be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date upon withdrawal by the recommending Institution or to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

The Resolution was proposed by Mr. P. B. Vijayan and seconded by Mr. A. Mondal as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

15. RESOLUTION NO. 8 - ORDINARY RESOLUTION

"Resolved that Mr. Dinesh Kumar Mehrotra be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date upon withdrawal by the recommending Institution or to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

The Resolution was proposed by Mr. S. K. Chatterjee and seconded by Mr. B. B. Koley as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

16. RESOLUTION NO. 9 - ORDINARY RESOLUTION

"Resolved that Dr. Ravinder Kumar Kaul be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date upon withdrawal by the recommending Institution or to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

The Resolution was proposed by Mr. R. Mehta and seconded by Mr. R. N. Sud as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

17. **RESOLUTION NO. 10 – ORDINARY RESOLUTION**

"Resolved that Mr. Sunil Behari Mathur be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date to conform **with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."**

The Resolution was proposed by Mr. S. L. Rathi and seconded by Mr. D. P. Das as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

18. **RESOLUTION NO. 11 – ORDINARY RESOLUTION**

"Resolved that Mr. Pillappakkam Bahukutumbi Ramanujam be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

The Resolution was proposed by Mr. D. Das and seconded by Mr. B. K. Seal as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

19. **RESOLUTION NO. 12 – ORDINARY RESOLUTION**

"Resolved that Mr. Hugo Geoffrey Powell be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date to conform **with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."**

The Resolution was proposed by Mr. A. Mukherjee and seconded by Ms. H. Abraham as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority with one Member voting against the Resolution.

20. **RESOLUTION NO. 13 – ORDINARY RESOLUTION**

"Resolved that Dr. Basudeb Sen be and is hereby re-appointed a Director **of the Company, liable to retire by rotation, for a period of five years with effect from 27th August, 2008, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."**

The Resolution was proposed by Mr. J. K. Chand and seconded by Mr. N. Mukherjee as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

21. **RESOLUTION NO. 14 – ORDINARY RESOLUTION**

"Resolved that Mr. Balakrishnan Vijayaraghavan be and is hereby re-appointed a Director of the Company, liable to retire by rotation, for a period of five years with effect from 27th August, 2008, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

The Resolution was proposed by Mr. A. L. Pyne and seconded by Mr. R. K. Giri as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

22. **RESOLUTION NO. 15 – ORDINARY RESOLUTION**

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, consent be and is hereby accorded to modification in the terms of remuneration paid or payable to the Wholetime Directors of the Company with effect from 1st October, 2007, as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

The Resolution was proposed by Mr. P. K. Dutt and seconded by Mr. M. K. Gupta as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

23. RESOLUTION NO. 16 – SPECIAL RESOLUTION

"Resolved that, subject to such approvals as may be necessary, the Directors of the Company other than the Wholetime Directors be paid annually, for a period not exceeding five years, for each of the financial **years of the Company commencing from 1st April, 2008, commission not exceeding one per cent of the net profits of the Company, as provided under Section 309(4) of the Companies Act, 1956 ('the Act'), and computed in the manner referred to in Section 198(1) of the Act, or any amendment or re-enactment thereof, in addition to the fee for attending** the meetings of the Board of Directors of the Company ('the Board') or **any Committee thereof, to be divided amongst the Directors aforesaid in such manner as the Board may from time to time determine and in default of such determination equally, provided that none of the Directors aforesaid shall receive individually commission exceeding Rs.6,00,000/- in a financial year."**

The Resolution was proposed by Ms. P. Bajoria and seconded by Mr. S. L. Mitra as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried unanimously.

24. The business before the 97th Annual General Meeting of the Company having been transacted, the Chairman thanked all those present and declared the Meeting as concluded.

Date: 19 th Aug., 2008

CHAIRMAN

ANNEXURE - LIST OF MEMBERS WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

NAME OF MEMBER	NAME OF MEMBER
ABRAHAM HELEN	ADAK PANCHANAN
ADDY SUDIPTA	ADHIKARI MANORANJAN
AGARWAL GIRIJA SHANKER	AGARWAL SURESH KUMAR
AGARWALA DEOKI NANDAN	AGARWALA SAMARA NAND
AGRAWAL MITHILESH	AGRAWAL SURENDRA KUMAR
AHLUWALIA NEENA	AHMED SHEIKH WALI
ALI ASIFAR	ALI SK AHAMMAD
ALI SK AKBAR	ANTONY MAUREEN
ASLAM MD.	ATMA KESHAV PRASAD
AUDDY MOHAN LAL	AWASTHI LAKSHMI KANT
BAG TAPAN KUMAR	BAGCHI SOMENDRA NATH
BAGRI MANJU DEVI	BAGRI RAJ DEVI
BAGRI RATAN KUMAR	BAGRI VIJIYA DEVI
BAI C R SUNDARI	BAI C R SUNDARI
BAI C R SUNDARI	BAI C R SUNDARI
BAJORIA PUSPA	BAKSHI JAYDIP
BAKSI SUBHA	BAKSI SUCHITRA
BANDYOPADHYAY KRISHNA	BANDYOPADHYAY MITRA
BANDYOPADHYAY RAM PRASAD	BANDYOPADHYAY RATNA
BANDYOPADHYAY SANTANU	BANERJEA PRODIPTO
BANERJEE BIRENDRA NATH	BANERJEE SUBHATOSH
BANERJEE AJIT	BANERJEE AMIT KUMAR
BANERJEE ANANDA RUP	BANERJEE ANANTA KUMAR
BANERJEE ANIMESH	BANERJEE ARINDAM
BANERJEE BALARAM	BANERJEE BHASKAR
BANERJEE BIR SANKAR	BANERJEE DHANANJOY
BANERJEE DIPAK	BANERJEE JAIDEEP
BANERJEE LABANI	BANERJEE MADAN GOPAL
BANERJEE MANAS	BANERJEE MANU
BANERJEE PRATIMA	BANERJEE PRIYA
BANERJEE RAM SANKAR	BANERJEE RATHINDRA NATH
BANERJEE RATNA	BANERJEE SAMAR
BANERJEE SAMIRENDRA NATH	BANERJEE SAMPA
BANERJEE SOM NATH	BANERJEE SOMNATH
BANERJEE SUBIR KUMAR	BANERJEE SWADESH BHUSAN
BANIK BARUN KUMAR	BANIK DIPAK
BANIK PRAN GOPAL	BARADIA PIYUSH
BARAL AJAY KUMAR	BARUA PRADIP
BARUA SUPANTHA	BASAK AJIT KUMAR
BASAK AJIT KUMAR	BASAK ARUN KUMAR
BASAK BAPI	BASAK KASHI NATH
BASAK KOUSHIK	BASAK NABANITA
BASU ABHINABA	BASU ARABINDA
BASU BIJOYA	BASU BUDHA DEV
BASU BUDHA DEV	BASU BUDHA DEV
BASU DEBABRATA	BASU DEBNATH
BASU DWIPAK KUMAR	BASU DWIPAK KUMAR
BASU KAMALENDU	BASU PATHIK
BASU PRATIK KUMAR	BASU RATINDRA NATH
BASU SHEKHAR	BASU SHILA
BASU SHILA	BATABYAL MILAN KUMAR
BEGUM BILQIS	BEGUM JAHANARA
BEGUM SHAHNAZ	BENGALI SALIM ABEDIN
BHADRA ADHIR CHANDRA	BHAR RABINDRA NATH
BHARGAVA MUNISH CHANDRA	BHATAK JIBAN KUMAR
BHATTACHARJEE PRADYOT KUMAR	BHATTACHARYA ANUPAM
BHATTACHARYA SUBIR KUMAR	BHATTACHARYYA SAMIR KUMAR
BHATTACHARYYA ALAKA	BHATTACHARYYA ARINDAM

e

LIST OF MEMBERS WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

NAME OF MEMBER	NAME OF MEMBER
BHATTACHARYYA DULAL	BHATTACHARYYA DULAL
BHATTACHERJEE AJIT KUMAR	BHAWSINGHKA ARUN KUMAR
BHOWMIK CHANDAN	BINANI CHHAGAN LAL
BISWAS SWAPAN KUMAR	BISWAS AMITAVA
BISWAS ANJAN KUMAR	BISWAS ASOK KUMAR
BISWAS BIJAYANTA	BISWAS PROTIMA
BISWAS SABITA	BISWAS SAKTI PRASAD
BISWAS SALIL KUMAR	BISWAS SANJIT
BISWAS SATYA KUMAR	BISWAS SMITA
BISWAS SUDIPTO	BISWAS UDAY CHAND
BONDYOPADHYAY ALOK	BONNERJEE SRIRUPA
BORAL SHANKAR LALL	BOSE ASOKE
BOSE ASOKE KUMAR	BOSE BARUN KUMAR
BOSE GOUTAM	BOSE PRABIR
BOSE RANJIT KUMAR	BOSE RATNA
BOSE SAMPA	BOSE SANTI
BOSE SANTOSH CHANDRA	BOSE SUBRATA
BOSE SUNIL KUMAR	BOSE SUNIL KUMAR
BYSACK AJIT KUMAR	CHAKRABARTY KUMUD RANJAN
CHAKRABARTY SUJIT	CHAKRABARTY SUPRIYA
CHAKRABORTY AHINDRA	CHAKRABORTY ALPANA
CHAKRABORTY APURBA	CHAKRABORTY KAKALI
CHAKRABORTY KRISHNA GOPAL	CHAKRABORTY MURARI
CHAKRABORTY PRODIP KUMAR	CHAKRABORTY PROSENJIT
CHAKRABORTY SANJIB KR	CHAND JITESH KR
CHANDRA ARATI	CHANDRA RUP NARAYAN
CHANDRA SISIR KUMAR	CHANDRA SUMIT
CHANDRA TAPASH	CHATTERJEE AJIT KUMAR
CHATTERJEE AMAL KUMAR	CHATTERJEE BIJAY KUMAR
CHATTERJEE BIMAN	CHATTERJEE BISHAN KUMAR
CHATTERJEE BISHWA BEHARI	CHATTERJEE BISHWA BEHARI
CHATTERJEE CHANDIDAS	CHATTERJEE KINSUK KUMAR
CHATTERJEE KRISHNENDU	CHATTERJEE NISITH KUMAR
CHATTERJEE PARTHA	CHATTERJEE SACHI DULAL
CHATTERJEE SATI NATH	CHATTERJEE SATI NATH
CHATTERJEE SATYEN	CHATTERJEE SHYAMALI
CHATTERJEE SOMENDRA MOHAN	CHATTERJEE SOUMITRA
CHATTERJEE SOUMITRA	CHATTERJEE SUNIL KUMAR
CHATTERJEE SUSANTA	CHATTERJEE TAPAN KUMAR
CHATTERJEE TAPAN KUMAR	CHATTOPADHYAY KARUNAMAY
CHATTORAJ DEB KUMAR	CHATURVEDI ASHOK
CHAUDHURI BHABANI PRASANNA	CHAUDHURI GOKUL CHANDRA
CHAUDHURI MANJU	CHAUDHURI TAPAN
CHOUDHURY ASISH	CHOUDHURY BENOYENDRA NARAYAN
CHOUDHURY DEBAJIT	CHOUDHURY MRINALKANTI KUNDU
CHOUDHURY UMA KUNDU	CHOWDHARY DILIP KUMAR
CHOWDHUREE DEEPAK KANTI	CHOWDHURI SHAMAL PAL
CHOWDHURI SHAMAL PAL	CHOWDHURY BANDANA
CHOWDHURY BIJOYA	CHOWDHURY BIJOYA
CHOWDHURY BIJOYA	CHOWDHURY BIJOYA
CHOWDHURY GOKULENDRA KUMAR	CHOWDHURY GOKULENDRA KUMAR
CHOWDHURY GOKULENDRA KUMAR	CHOWDHURY KAMAL ROY
CHOWDHURY MANABENDRA KUMAR	CHOWDHURY PRIYATOSH
CHOWDHURY SHILADITYA	CHOWDHURY SUBHASH CHANDRA
CHOWDHURY TAPAN	CHOWDHURY TAPAN GHOSH ROY
CHOWDHURY UTSA	CHUNDER JYOTI PROKASH
CHUNDER JYOTI PROKASH	CHUNDER SUJATA
COOMAR BIKASH CH	COOMAR HIRENDRA NATH

C

LIST OF MEMBERS WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

NAME OF MEMBER	NAME OF MEMBER
DAGA JYOTI	DAGA JYOTI
DAGA JYOTI	DAGA RAMA
DAGA RAMA	DAGA RAMA
DAGA RAMA	DAMANI RAJ KUMAR
DAN ARIN	DAN RANJIT KUMAR
DAS AMIYA KUMAR	DAS SUSANTA KUMAR
DAS AJOY KUMAR	DAS AMAL CHANDRA
DAS ANITYA	DAS APURBADEB
DAS ASIS RANJAN	DAS BIRESH
DAS DEB KUMAR	DAS DEB KUMAR
DAS DEB PRASAD	DAS DIBYENDU
DAS DILIP KUMAR	DAS DURGA CHARAN
DAS GOBINDA CHANDRA	DAS GOUR HARI
DAS ILA	DAS JOGJIBAN
DAS JOYANTA	DAS KALI PADA
DAS KRITI	DAS MADAN GOPAL
DAS MONI MALA	DAS MRINAL KANTI
DAS PAROMITA	DAS PRADIP KUMAR
DAS PRADIPTA	DAS PRADIPTA
DAS PRATIMA	DAS RADHASYAM
DAS RINA	DAS SABITA
DAS SAMBHU KUMAR	DAS SANJAY KUMAR
DAS SANJIT KUMAR	DAS SASANKA SEKHAR
DAS SHYAMAL KUMAR	DAS SUBHAS CHANDRA
DAS SUBHASH CHANDRA	DAS SUBRATA
DAS SWAPAN KUMAR	DAS SWAPAN KUMAR
DASANI KALPESH G	DASGUPTA ARUNDHATI
DASGUPTA BIPLAB	DASGUPTA PRADIPTA
DASGUPTA SAMIR KUMAR	DASS CHIRA RANJAN
DATTA GOBINDA CHARAN	DATTA JIBITESH BARAN
DATTA KAMALA KANTA	DATTA MANORANJAN
DATTA PRATAP KUMAR	DATTA SANJIB KR
DATTA SANJIB KUMAR	DATTA SUSANTA
DATTAGUPTA TRIDIB	DE ARIJIT
DE ARINDRA KUMAR	DE ARINDRA KUMAR
DE BISWA NATH	DE JOYDEB
DE NOBIN CHAND	DE PRABAL KUMAR
DE RITA	DE SUBRATA
DE SUNIL KUMAR	DE SUNIL KUMAR
DEBNATH MANIK RANJAN	DEBNATH SABITA
DESAI MADHUKAR	DESAI SUSHILA
DESSA DOROTHY	DEVALLA VENKATESHWARLU
DEVESHWAR YOGESH CHANDER	DEVESHWAR YOGESH CHANDER
DEVI MIRA RANI	DEVI MIRA RANI
DEVI MIRA RANI	DEVI MIRA RANI
DEY ANUP KUMAR	DEY ASHIM KUMAR
DEY BAIDYA NATH	DEY BIJOY
DEY BISWANATH	DEY CHANDI CHARON
DEY MAITREYEE	DEY MATHURA MOHAN
DEY MATHURA MOHAN	DEY MURARI MOHAN
DEY RAMA	DEY RANJIT KUMAR
DEY SAMARENDRA	DEY SAMBHU
DEY SANTOSH CHANDRA	DEY SHANKAR PRASAD
DEY SOUMENDRA	DEY SUBASH CHANDRA
DEY SUBHASH CHANDRA	DEY SUJIT KUMAR
DEY SUTAPA	DEY UMA
DHANUKA SHEO KUMAR	DHAR PIJUSH KANTI
DHAR RATAN KUMAR	DHOL SUMIT KUMAR

LIST OF MEMBERS WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

NAME OF MEMBER	NAME OF MEMBER
DIDWANIA GOBIND PRASAD	DINDA PRASANTA
DOSHI HETAL	DUBEY DINESH KUMAR
DUGAR SANGEETA	DUGAR SHANTI LAL
DUTT ALOK KUMAR	DUTT BANANI
DUTT BANANI	DUTT KUNAL
DUTT MRITYUNJOY	DUTT MRITYUNJOY
DUTT M	DUTT PRASANTA KUMAR
DUTT S K	DUTT SUSANTA KUMAR
DUTTA ASHOK KUMAR	DUTTA ASHOKE KUMAR
DUTTA DILIP KUMAR	DUTTA DIPAK KUMAR
DUTTA DIPAK KUMAR	DUTTA HEMANTA KUMAR
DUTTA KSHAMA	DUTTA MANIS
DUTTA MANISH	DUTTA MANISH
DUTTA MANISH	DUTTA PIJUSH
DUTTA PRAN GOPAL	DUTTA SABUJ KANTI
DUTTA SALIL KUMAR	DUTTA SANJIB KUMAR
DUTTA SANTOSH KUMAR	DUTTA SARADINDU
DUTTA SAROJ KUMAR	DUTTA SATYABRATA
DUTTA SUBRATA	DUTTA SUDIPTA
DUTTA TAPAN KUMAR	DUTTA TAPAN KUMAR
DUTTA TAPAN KUMAR	DUTTABANIK NITYAGOPAL
DWARKANI SURAJ RATAN	FOGLA NAND KISHORE
GANGULY SANKAR LAL	GANDHI SUNDER LALL
GANESAN PARVATHY	GANGULY BIMALENDU
GANGULY DEBABRATA	GANGULY DIPANKAR
GANGULY MANISHA	GANGULY SANJOY
GARODIA AMBIKA	GEORGE MATHEWS
GHATAK BHASKARDEB	GHATAK SUBHAS CHANDRA
GHORAI SARBARI	GHOSAL MANJU
GHOSAL SUDHAMOY	GHOSAL TUNAL KR.
GHOSAL TUNAL KUMAR	GHOSE CHANDREYEE
GHOSE GUPI	GHOSE SUNIL KUMAR
GHOSH AMAL KUMAR	GHOSH AMIT KUMAR
GHOSH AMITABHA	GHOSH ANURAG
GHOSH ARINDAM	GHOSH BANSARI
GHOSH CHANDRABALI	GHOSH DULAL CHANDRA
GHOSH G C	GHOSH GOUTAM
GHOSH MANOJ KUMAR	GHOSH PRADIP KUMAR
GHOSH PRADIP KUMAR	GHOSH PRODIP
GHOSH RABINDRA NATH	GHOSH SALIL KUMAR
GHOSH SAMBHU NATH	GHOSH SANKAR KUMAR
GHOSH SANKAR PROSAD	GHOSH SHOME NATH
GHOSH SOUMYA	GHOSH SUKLA
GHOSH SUVO SHANKAR	GHOSH TAPAN KUMAR
GHOSH TAPO GOPAL	GHOSH TULSI
GHOSHAL AMIT	GHOSHAL LOKNATH
GHOSHAL PRANAB KUMAR	GIRI RATAN KUMAR
GOOPTU TAPAN KUMAR	GOOPTU TAPAN KUMAR
GOPALKRISHNAN O	GOSALIA JAI
GOSWAMI JOYDEB	GOSWAMI RANJANA
GOSWAMI RANJANA	GRANT KURUSH NOSHIR
GUHA DULAL KRISHNA	GUHA NITIN
GUHA SANTOSH KUMAR	GUHA SANTOSH KUMAR
GUHA SANTOSH KUMAR	GUIN DEBASHIS
GUPTA AJAY KUMAR	GUPTA AKHILESH KUMAR
GUPTA AKHILESH KUMAR	GUPTA AMAL KUMAR

LIST OF MEMBERS WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

NAME OF MEMBER	NAME OF MEMBER
GUPTA ANITA DAS	GUPTA ARCHANA DUTTA
GUPTA ARINDAM DAS	GUPTA BIRENDRA PRASAD
GUPTA CHANDRA KANTA	GUPTA MANOJ KUMAR
GUPTA NILAY SEN	GUPTA PALLAV
GUPTA PRABHAT KUMAR	GUPTA SIMA
GUPTA SUMAYA	GUPTA TAMAL KUMAR DAS
GUPTA TRIDIB DATTA	GUPTA VINOD KUMAR
HAJRA KUMARES	HAKIM SK ABDUL
HALDER ABHISHEK	HALDER AMALENDU
HALDER ANANDA MOHAN	HALDER MALAY KUMAR
HALDER SUMITRA	HALDER SWAPNA
HAZRA ASHOK KUMAR	HAZRA JUGAL KRISHNA
HOPE MEETA K	HOSSAIN ABID
HOSSAIN FIROJ	JAIN MANJU SHREE
JAIN PAWAN KUMAR	JALAN MINAKSHI
JAMAL MD YOUSUF	JHAN JAGDISH
JHAN SUNEETA	JHAN SUNEETA
JHUNJHUNWALA SHARMISTHA	JHUNJHUNWALA KAVITA
JHUNJHUNWALA SUSHILA DEVI	JOSEPH THAIPARAMPIL THOMAS
JOSHI ATUL	JOSHI SATCHIDANAND
JOSHI SHREEKANT	K PRAMOD KUMAR
KAKRANIA AJOY KUMAR	KALYANKUMAR V
KAMPANI HEMAL	KAMPANI PRITHEEPAUL SINGH
KAPOOR SANJAY KUMAR	KAR MINATI RANI
KAR SANKAR PRASAD	KAR SANKAR PRASAD
KATHURIA AMRIT LAL	KAYAL RITA
KESHAN LALIT KUMAR	KESHRI RAJESH
KHALID MOHAMMAD	KHAN MAKSUD ALI
KHANNA MADHU BALA	KHATOON MOMENA
KHATOON MOMENA	KHILANI JAIDEV KUMAR
KOLEY BIBHUTI BHUSHAN	KOTHARI KANTA
KOTHARI KANTA	KUMAR ANIL
KUMAR ANIL	KUMAR BIPRA DAS
KUMAR NAVIN	KUMAR RENUKA
KUMAR CHOWDHURY GOKULENDRA	KUNDU AMIT KUMAR
KUNDU ABHIJIT	KUNDU ANINDYA
KUNDU BANKU BEHARI	KUNDU DEBASHIS
KUNDU INDRAJIT	LAHA AJOY KUMAR
LAHOTY RAM KUMAR	LAKHOTIA SUMAN
LAW SUDHANGSU KUMAR	LODH CHANDAN KUMAR
LODH PRATIBHA	LOHIA BINOD KUMAR
LOHIA PAWAN KUMAR	MADIA KETAN SHANTILAL
MAHAPATRA AMAL KUMAR	MAITI DIBYENDU KUMAR
MAITRA AMIT	MAITY ASHIM KUMAR
MAITY SITANGSHU SEKHAR	MAJUMDAR AJIT RANJAN
MAJUMDER ANIMESH CHANDRA	MAJUMDER ANUKUL
MAJUMDER BABY	MAJUMDER DHIRENDRA NATH
MAJUMDER HIRALAL	MAJUMDER JAYANTA
MAJUMDER MANJUSREE	MAJUMDER MAYA
MAJUMDER SALIL	MALLICK MUKUL
MALLIK SANJOY	MALLIK ASOK
MALLIK PRABHAT KUMAR	MANDAL BARUN
MANDAL KHAGENDRA NATH	MANDAL P B
MANDAL RAJESH KUMAR	MANDAL SATYA GOPAL
MATHUR SUNIL BEHARI	MAZUMDAR SUBRATA KUMAR
MAZUMDER JNANENDRA NATH	MAZUMDER MINA
MEHRA RAMESH DAS	MEHTA RAJESH
MEHTA RAJESH	MISRA SUSANTA KUMAR
MITRA ABHIJIT	MITRA ANANYA

LIST OF MEMBERS WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

NAME OF MEMBER	NAME OF MEMBER
MITRA BHUPAL CHANDRA	MITRA KUMKUM
MITRA NRIPENDRA KUMAR	MITRA NRIPENDRA NATH
MITRA PRANAB K	MITRA PRATANU KUMAR
MITRA PRATANU KUMAR	MITRA RITA
MITRA ROXY	MITRA SUBHADEEP
MITRA SWARUP LAL	MITRA TARIT KANTI
MOHANKA SHARAD KUMAR	MOHINTA KALPATARU
MOHINTA SANJUKTA	MOHTA KRISHAN KUMAR
MOLLA SK SAHIDULLA	MOLLAH EMDAD ALI
MONDAL ANATH BANDHU	MONDAL ANKIT
MONDAL BHARATI	MONDAL KRISHNA
MONDAL SRI KANTA	MONDAL SRIMANTA
MOOKHERJEE CHANDAN	MOZUMDAR DEBASISH
MOZUMDAR RAMA MAYA	MUKARJI PHANINDRA NATH
MUKERJI ARUP KUMAR	MUKHERJEE AMARESH
MUKHERJEE AMARESH	MUKHERJEE AMIT
MUKHERJEE ANIMA	MUKHERJEE ANIRBAN
MUKHERJEE ARCHANA	MUKHERJEE ASHIS
MUKHERJEE FALGOONY	MUKHERJEE KAMAL KUMAR
MUKHERJEE KAMALA PROSAD	MUKHERJEE MITRA
MUKHERJEE MOHENDRA NATH	MUKHERJEE MRINAL BARAN
MUKHERJEE NARAYAN	MUKHERJEE NILENDRA
MUKHERJEE NIRANJAN	MUKHERJEE PRABIR KUMAR
MUKHERJEE PROBIR	MUKHERJEE PROJESH KUMAR
MUKHERJEE RAMA NATH	MUKHERJEE RAMA NATH
MUKHERJEE RAMANATH	MUKHERJEE RUPA
MUKHERJEE SANDIP	MUKHERJEE SHRI SALIL
MUKHERJEE SUDIPTA	MUKHERJEE SUMANA
MUKHERJEE SUSMITA	MUKHERJEE TUSHAR KANA
MUKHERRJEE BHOLA NATH	MULLICK BISHNU DEB
MULLICK NAYEEM ISLAM	MULLICK PROVAT KUMAR
MULLICK SAJAL KUMAR	MULLICK TANDRA
MULLICK TAPAS KUMAR	MUNDHRA PUSHPA
MUNDHRA SHYAM SUNDAR	NAN ARUN KUMAR
NAN ARUN KUMAR	NAN ARUN KUMAR
NANDI GANESH	NANDI PRADIP KR
NANDI RAJ KUMAR	NANDI RAJKUMAR
NANDY ASHOK	NANDY NAROTTAM
NANDY PRABIR KUMAR	NANDY SWAPAN
NANDY TAROK NATH	NARAYANAN T S SANKARA
NARAYANAN T S SANKARA	NARAYANAN T S SANKARA
NAREDI NARENDRA KUMAR	NATH RUPALI
NATHANY RAM NARAYAN	NAYAK ANAND
NAYAK BATA KRUSHNA	NAYAK JAGABANDHU
NEOGY RANAJIT KUMAR	NESA MEHERUN
OFFRAY DUNCAN SHANE	OHRI VINEET
PATWA RAJIV KUMAR	PRAMANICK BISWANATH
PAL MIHIR	PAHARIA PARVATI
PAL ALOK KUMAR	PAL AMAR
PAL ARUP	PAL ASHOK KUMAR
PAL BIMAN	PAL GOPI MOHAN
PAL HEMANTA KUMAR	PAL JOY KUMAR
PAL JOY KUMAR	PAL NILAY RANJAN
PAL PRABIR KUMAR	PAL SANTANU
PAL SANTI RANJAN	PAL SUBIR KUMAR
PAL SUDIP CH	PAL SUNANDA
PAL CHOWDHURI SHAMAL	PAL SWAPAN KUMAR
PANDA ABHIJIT	PATEL RAKESH N

LIST OF MEMBERS WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

NAME OF MEMBER	NAME OF MEMBER
PATRA PROBIR KUMAR	PAUL BEETHI
PAUL BEETHI	PAUL BEETHI
PAUL BHASKAR	PAUL BHASKAR
PAUL MANJULA	PAUL RABINDRANATH
PODDAR RAGHU NATH	PODDAR RAJESH
PODDAR RAJESH	PRABHAKAR ARUNA
PRAMANICK BISWANATH	PRAMANIK GANGADHAR
PRAMANIK SUPRATIM	PRASAD ANJALI
PRASAD ANJALI	PRASAD ANJALI
PRASAD RAMAKANTA	PRAVIN ANIL KUMAR
PUTATUNDA SISIR KUMAR	PYNE AJOY LAL
PYNE TARUN KUMAR	RAHA DEBAKI RANJAN
RAISURANA DEBASISH	RAKSHIT ANIL KUMAR
RANA JOYDEB	RANA JOYDEB
RANA RUBY	RANA RUBY
RAO S V PRABHAKARA	RAO S V PRABHAKARA
RAO S V PRABHAKARA	RAO SHANTHA P
RATHI SHAKUNTALA DEVI	RATHI SHYAM LAL
RATHI SHYAM LAL	RATHI SHYAM LAL
RAVAT HABIB G	RAY AMITABHA
RAY ANINDITA	RAY BISWANATH
RAY BUDDHA DEB	RAY JAYANTA KUMAR
RAY PRANAB CHANDRA	RAY RABINDRA KUMAR
RAY SARBANI	RAY SUNIT KUMAR
RAZZAQUE ABDUR	REHMAN S S H
ROY ALOKE KUMAR	ROY AMARESH KUMAR
ROY ANITA	ROY ASHOKE KUMAR
ROY ASIM KUMAR	ROY ASOKE
ROY BHASKAR	ROY BISWANATH
ROY DEB KUMAR	ROY DEB KUMAR
ROY DILIP KUMAR	ROY DIPANKAR
ROY DURGA PROSAD	ROY INDRA NATH
ROY INDRANI	ROY JOYOTI
ROY KAMALA PRASANNA	ROY KISHORE KUMAR
ROY MALAY	ROY MANO RANJAN
ROY MAYA	ROY PARTHA SARATHI
ROY PRABIR KUMAR	ROY SANTI KUMAR
ROY SOURISH	ROY SUKTI
ROY TAPAN KUMAR	ROYCHOUDHURY NIRMAL
ROYCHOWDHURY KALISANKAR	ROYCHOWDHURY RANJAN
ROYCHOWDHURY TARUN KUMAR	RUDRA SWAPAN
SADHUKHAN ASHOK KUMAR	SADHUKHAN SUBIR
SAEED DANISH	SAHA MONO RANJAN
SAHA ACHINTYA KUMAR	SAHA ASOK KUMAR
SAHA BASABI	SAHA CHABI RANI
SAHA DIBYENDU	SAHA GITA RANI
SAHA GITARANI	SAHA GOUR PADA
SAHA INDRA MOHAN	SAHA LAKSHMI NARAYAN
SAHA LALI	SAHA MANORANJAN
SAHA MUKTAPAS	SAHA MUKTAPAS
SAHA NABA GOPAL	SAHA NETAI
SAHA PARITOSH	SAHA PIJUSH KUMAR
SAHA PRABIR KUMAR	SAHA PRANGOPAL
SAHA PRASHANTA KUMAR	SAHA RADHARANI
SAHA RAGHU NATH	SAHA RAJA GOPAL
SAHA RAJA GOPAL	SAHA RANJAN
SAHA RANJIT	SAHA RATHINDRA MOHAN
SAHA SADHAN KUMAR	SAHA SAMIR KUMAR
SAHA SANJOY	SAHA SANJOY
SAHA SIKHA	SAHA SOUMYA

LIST OF MEMBERS WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

NAME OF MEMBER	NAME OF MEMBER
SAHA SURESH CHANDRA	SAHA TAPAN CHANDRA
SAHA TAPAN KUMAR	SAHABUDDIN MD
SALUJA AMUNG KUMAR	SAMADDAR SUBRATA
SAMADDAR SUSANTA	SAMANTA DURGA
SAMANTA SAMBHU NATH	SAMANTA SANJAY
SANKARANARAYANAN T S	SANPUI SHYAMAL KANTI
SANYAL ALAK	SARAF RAJENDRA KUMAR
SARAOGI RAMA SHANKER	SARAOGI RAMA SHANKER
SARAOGI RAMA SHANKER	SARAOGI RAMA SHANKER
SARDAR ARDHENDU SEKHAR	SARKAR ANJALI
SARKAR ASOKE KUMAR	SARKAR HIRAK
SARKAR JAYA	SARKAR SHANKAR
SARKAR SHYAM SUNDAR	SARKAR SHYAMA PROSAD
SARKAR TAPAS KUMAR	SARKAR UJJAL
SARKER SUDHIR RANJAN	SARKER SUDHIR RANJAN
SARMAH SOBHAKAR	SARWAR SHAHLA
SEAL BIDYUT KR	SEAL BIMAL KUMAR
SEAL GOUR MOHAN	SEAL KAKALI
SEAL TARUN KUMAR	SEN ARUN KUMAR
SEN ASISH KUMAR	SEN AVIJIT
SEN BASUDEB	SEN BASUDEB
SEN DIPTISH	SEN GOUTAM
SEN KALYAN KUMAR	SEN MRINAL KANTI
SEN SAMAR	SEN SANDHYA
SEN SATYABRATA	SEN SHARMILA
SEN SUBRATA	SEN TAPAN JYOTI
SEN TUSAR KANTI	SENGUPTA DEBARATI
SENGUPTA DR PRABIR KUMAR	SENGUPTA JYOTIRMAY
SENGUPTA NILAY	SENGUPTA PARTHA
SENGUPTA SAMIR KUMAR	SENGUPTA SWAPAN KUMAR
SETT PRIYAJIT KUMAR	SETT SANJOY KUMAR
SETT SHOMENATH	SHAH ASHISH C
SHAH DIPAK P	SHAH SANJAY V
SHAH USHABEN ASHOKKUMAR	SHAHA GITA
SHARMA MADHU SUDAN	SHARMA RAGHUNANDAN PRASAD
SHARMA SUBHALAKSHMI	SHAW MUNNA KUMAR
SHETH BHARAT P	SHETH DINA M
SHOME SHUBHASHISH	SHOME SHUBHASHISH
SIKDAR SANTANU	SIKDER PIJUSH PATI
SIL ANJALI	SIL ASIM KUMAR
SIL ASOK KUMAR	SINGH ANUP
SINGH KARTICK PRASAD	SINGH LINDA
SINGH TUPUR	SINGHANIA LAXMI KANT
SINGHI RAJENDRA KUMAR	SINGHI RAJENDRA KUMAR
SINGHI RAJENDRA KUMAR	SINHA ARUNA
SINHA BISWAJIT	SINHA JAYASREE
SINHA NAND KUMAR	SINHA PALLAB KANTI
SINHA PARTHA SARATHI	SINHA SAMBIT NATH
SIRCAR SUBRATA	SIVASUBRAMANIAN K R
SOM AMITABHA	SOM RATAN KUMAR
SONI JAGDISH PRASAD	SONI SANTOSH
SONI SHREE CHAND	SONI SHREE CHAND
SONI USHA DEVI	SRIMAL RANI
SRIMAL BIJNAN SINGH	SRIMATI ANUTARA
SRIMANI SIBLAL	SRIMANI SOUMENDRA KUMAR
SUBOO GITA DEVI	SUD RAJIV NARAYAN
SULE SANDEEP ARUN	SUNDAR LATHA

e

LIST OF MEMBERS WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

NAME OF MEMBER	NAME OF MEMBER
SUREKA ALOK	SUREKA JAGDISH KUMAR
SUREKA MOHAN LAL	SURESH KANNADIPUTHUR
SURI LEILA	SURI LEILA
SURI RAJEEV KUMAR	SURI USHA
TARIQUE MD	TARNEJA RAM S
TARNEJA RAM S	TARNEJA RANI
THAKUR SUBHAS MOHAN	THAKUR SUBHAS MOHAN
THAKURTA SUMITA GUHA	TIWARI LALJI
TONDON RADHAKRISHAN	VAIDYANATH K
V NATARAJAN T	VARSHNEY GIRISH CHANDRA
VIJAYAN PUDDESSERY BALAKRISHNAN	VIJAYARAGHAVAN B
VINAY C S	WADHWA NITIN
WADHWA SANDEEP	YAHYA MOHAMAD

ANNEXURE - LIST OF PROXIES WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
A VICTORIA V	DEVESHWAR Y C
A VYASA MURTHY SIDHANTHI	GHOSH MONATOSH
AGARWAL AJEET KR	KAR TARUN
AGARWAL ANIL KUMAR	CHAUBEY S K
AGARWAL BABU LAL	AGARWAL PRAKASH
AGARWAL BABULAL	CHOUDHARY MANISH
AGARWAL KRISHNA	SINGH SANTOSH KUMAR
AGARWAL PRAMILA	AWASTHI SUNANDA
AGARWAL RAJESH KUMAR	MAITY MANTA
AGARWAL SANTOSH KUMAR	CHATTERJEE JOYDEEP
AGARWAL YASHAS PATI	SAGAR SK
AGARWALA GANESH PRASAD	DEVESHWAR Y C
AGARWALA NIRMALA DEVI	AGARWALLA RADHESYAM
AGARWALLA KARUNA DEVI	SINGH ANUP
AGRAWAL SANJAY K	CHAUDHURY NARESH
AHMAD IKHLAS	DEVESHWAR Y C
AHMED FARIZA	DEVESHWAR Y C
AHMED MUNSHI RIAZ	DEVESHWAR Y C
AITHANI KHEM SINGH	VAIDYANATH K
AMIN ARVIND KUMAR	DEVESHWAR Y C
ANAND GAUTAM	DEVESHWAR Y C
ANANDAN MEERA	DEVESHWAR Y C
APPARAO V CH	ROY BAPI
ARYA SARALA V	DEVESHWAR Y C
AUDDY MOUMITA	AUDDY GOUTAM
B SHYAM SUNDAR	HALDAR ABHISHEK
BABU M KRISHNA	DEVESHWAR Y C
BAGRI MURLIDHAR	BAGRI MANISH
BAJORIA PUSPA	JAIN PAWAN KUMAR
BAKSI SHIBAJI	ROY ARINDAM
BAKSI SUKUMAR	PANDEY ANANT KUMAR
BALAKRISHNAN P	CHATURVEDI ATUL
BALLODIA TARA CHAND	BALODIA SWETA
BANDUKWALA ESMAIL ADAM	SINGH ANUP
BANDUKWALA SHAID YUSUF	VAIDYANATH K
BANERJEE ASHOKE KUMAR	BHATTACHERJEE JHARNA
BANERJEE RANJAN	BANERJEE CHANDAN
BANERJEE SNIGDHA	BANERJEE AJIL
BEHANI REKHA	BEHANI BAGESREE
BEHANI SITA RAM	BEHANI SANKALPA
BHATTACHARJEE ARINDAM	BHATTACHARJEE JHARNA
BHATTACHARJEE JAYANTI	BHATTACHARYYA PRASANTA
BHATTACHARYA SANDIPTA	BANERJEE PROJJAL
BHATTACHERJEE MAYA	BHATTACHARJEE ABHISHEK
BHATTER HARDAYAL	DAMMANI SHIV KUMAR
BHAUMIK DEBABRATA	DEVESHWAR Y C
BHAUMIK SAKTIPRASAD	DEVESHWAR Y C
BHAUMIK SUBRATA	BISWAS SATYANARAYAN
BILLIMORIA ARDESHIR PHIROZSHAW	AKHTAR JONI
BILLIMORIA ZARIN ARDESHIR	DEVESHWAR Y C
BISWAS SHILA	GANGULY AMIT
BISWAS SUJATA	GHOSH BANABIHARI
BOSE GEETA	BASU SANJIB
BRAHMAIAH G	GHANTI MIGHEEN
CH PEDA RAMULU	POREL TAPAS
CH RAMULU	MANDAL AJIT
CHAKRABORTTY TAMASHI	BANERJEE PRIYA
CHAKRAVADHANULA SARMA V	BHATTACHARYA INDRAJIT
CHAKRAVADHANULA SARMA V	DEVESHWAR Y C

LIST OF PROXIES WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
CHANCHLANI KANHAIYALAL CHUHARMAL	DEVESHWAR Y C
CHANDRA V	FARUK SK
CHARY M SOMESWARA	BAG PRANAB
CHARY P MOHANA	DAS TAPAS
CHATTERJEE CHITRITA	CHAKRABORTY GANESH
CHATTERJEE PARTHA	DEVESHWAR Y C
CHATTERJEE SIPRA	CHATTERJEE TAMAL
CHATTERJEE SWAPNA	CHATTERJEE DEBRAJ
CHATTERJI SALIL KUMAR	DEVESHWAR Y C
CHAUDHURI DAHLIA	DASGUPTA SAMIR KUMAR
CHAUHAN KISHORE	DEVESHWAR Y C
CHOWDHURY BANDANA	CHOWDHURY SHILADITYA
CONTRACTOR PHIROZA AASHISH	CHAKRABORTY SOMENATH
DAGA SAURABH	AGARWAL BHARTI
DAGA DAMODAR DAS	DAGA RAMA
DAGA KIRAN	DAGA JYOTI
DAMERA VENKATA RAO	DEY ASHOK
DAS BINA	DAS KALYAN KUMAR
DAS ACHYUTANANDA	DEVESHWAR Y C
DAS ACHYUTANANDA	DEVESHWAR Y C
DAS K SURYA NARAYANA	DEVESHWAR Y C
DAS MANIK	BANERJEE PRASHANTA
DAS NILA	DAS ANANDA SHANKAR
DASGUPTA SUBHASHIS	DASGUPTA SAMIR KUMAR
DAVID P J	GUHA UJJAL
DAYANAND S	DAS CHANCHAL
DAYANAND S	DAS AMARENDRA NATH
DAYANAND SUJATHA	KARMAKAR SUJIT
DEY PROSANTA KUMAR	NANDY ARUN
DEY PURNIMA	NANDY PIYALI
DHANDAPANI V S	DEVESHWAR Y C
DOSHI PUSHPA S	CHATTERJEE B B
DUTTA DEBRAJ	DUTTA D K
DUTTA JOGMAYA	DEVESHWAR Y C
DUTTA SWAPAN	DEVESHWAR Y C
DUTTA TRIBENI	DUTTA D K
G CHINA SADALU	DEVESHWAR Y C
G RAVI BABU	MITRA KRITTICK
GAJANAN VEMPATI	HELA RAJA
GAMINI SATYANARAYANA	DAS MALAY
GANTI NARASIMHA MURTHY	DEVESHWAR Y C
GARG MANOJ KUMAR	MALLICK ANUPAM
GARG RAJ KUMAR	DEY TAPAS
GHOSH NIRMAL KANTI	GHOSH RATNADIP
GHOSH SWAPNA	GHOSH SOHAN
GOENKA ANJU	GOENKA S C
GOPALAKRISHNA S	ACHARYA ASHIM
GOWALA RAJA RAM	SINGH ANUP
GOYAL DEEPAK	ROY PRADIP
GRANT KURUSH NOSHIR	DEVESHWAR Y C
GUHA SUKUMAR	GUHA SIDDHARTHA
GUNA K	SHAW SANTOSH
GUPTA B R NAGENDRA	PAUL TAPAS
GUPTA RAKESH	DAS BABAI
GUPTA RAM DAS	DAS SADHIN
GUPTA RAM DAS	JAIN MOHIT
HAIDER TALAT	CHATTERJEE B B
HAZARIKA DHIRAJ MANI	DEVESHWAR Y C
HUSAIN SHAMINA	DAS GADHA DHAR

0

LIST OF PROXIES WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
J SAIBABA B	GUPTA SUSANTA DUTTA
JACAB A V	CHAKRABORTY ARIJIT
JAGANNADHAM TANGUDU	DEVESHWAR Y C
JAIN ASHOK KR	BISWAS SANKAR
JAIN ASHOK KUMAR	DEVESHWAR Y C
JAIN HUKAM CHAND	DEVESHWAR Y C
JAIN PRAFUL KUMAR	DEVESHWAR Y C
JANA SANKAR PRASAD	DRO AFTBIN
JELKIE MAYURI	MITRA SUMIT
JHAWAR BALDEO MOTILAL	DEVESHWAR Y C
JHAWAR SHILPA KAMLESH	NANDAN DILIP
JOHN D	SAHA RAHUL
JOSHI OMPRAKASH	JOSHI SOURABH
K KRISHNA	PAREL AVIJIT
K KUMAR	NARAYANAN K
K NAGAHARI	DEVESHWAR Y C
K NARAYANA MURTHY	DEVESHWAR Y C
KALLURI VASUDEVA RAO	DEVESHWAR Y C
KALSOTRA KRISHNAKANT	GHOSH BISWADEV
KAPASI HEMA D	KAPASI DHANESH
KAPOOR VIJAY C	DEVESHWAR Y C
KAPUR AMBIKA	DEVESHWAR Y C
KAPUR ANUJA	DEVESHWAR Y C
KAPUR MALLIKA	DEVESHWAR Y C
KAPUR PREETI	DEVESHWAR Y C
KAPUR PREETI	DEVESHWAR Y C
KAPUR PREETI	DEVESHWAR Y C
KAPUR SATISH	DEVESHWAR Y C
KAPUR SATISH	DEVESHWAR Y C
KAPUR SATISH	DEVESHWAR Y C
KATARIA PREM S	DEVESHWAR Y C
K SRINIVASA GURIKAR	MONDAL DILIP
KATARIA SUGANCHAND GOPAL KRISHNA	DEVESHWAR Y C
KAUL RAJIVE	DEVESHWAR Y C
KEJRIWAL KAILASH KUMAR	KEJRIWAL SILPI
KHADER MD ABDUL	DEVESHWAR Y C
KRISHNA S GOPAL	DEVESHWAR Y C
KRISHNAVATARAM BARATAM	DEBNATH SOUMIK
KUMAR B RAMESH	SAHA RANJIT
KUMAR C RAJA	DEVESHWAR Y C
KUMAR K ARUN	GUPTA MANISH
KUMAR K ARUN	JHA BIPIN
KUMAR SUMA M	GUHA SAJAL
KUMAR T A PRASANNA	DEVESHWAR Y C
KUMARAVELU SHANMUGAM	DEVESHWAR Y C
LAKSHMI TANGUDU	DEVESHWAR Y C
LAW ASIMA	BASU DEBAYAN
LINGAPPA KORISETRA	SEN ASHOK
M BABU	DEVESHWAR Y C
M PATTABIRAMAN	KARMAKAR AVIJIT
M VENKATA NARSU	DUTTA SANTANU
MADHUMALA R	DEVESHWAR Y C
MAHABAT AZIZ FURDOON	DEVESHWAR Y C
MAHABAT TUBA A	DEVESHWAR Y C
MAHADEVAIAH T S	CHATTERJEE B B
MAHINDRAKAR RAMANATH H	VAIDYANATH K
MAJUMDAR SAUMITRA	MAJUMDER SUKUMAR
MALA B N	DEVESHWAR Y C

e

LIST OF PROXIES WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
MALL SHALINI	IYER S RAMAKRISHNAN
MANDAL INDERDEO	MAHAPATRA GOUTAM
MANDAL NANDAKUMAR	BHATTACHARYA ABJIJIT
MANEKIA SULTANALI FAZUL	DEVESHWAR Y C
MANGAYARKARASI C	DEVESHWAR Y C
MATHUR YADUVANSH BAHADUR	DEVESHWAR Y C
MISRA PRATAP KUMAR	DEVESHWAR Y C
MITRA NANDITA	DEVESHWAR Y C
MITRA SUNIL KUMAR	DEVESHWAR Y C
MITRA SUNIL KUMAR	DEVESHWAR Y C
MITRA SUNIL KUMAR	DEVESHWAR Y C
MITRA SUNIL KUMAR	DAS MIDUL
MITRA SUNIL KUMAR	DEVESHWAR Y C
MITRA SUNIL KUMAR	DEVESHWAR Y C
MITRA SUNIL KUMAR	DEVESHWAR Y C
MOHAN A L N KRISHNA	CHATTERJEE B B
MOHAN A L N KRISHNA	VAIDYANATH K
MOHTA SUBHAS CHAND	MOHTA ANANT
MOHTA SUSHILA DEVI	JOSHI SOURABH
MOHUNTA SHARDA	RATHI SHYAM LAL
MOLLAH EMDADALI	DEVESHWAR Y C
MONDAL SANTI KUMAR	MONDAL SUSMITA
MUKHERJEE CHANDRIMA	MUKHERJEE RATHINDRA NATH
MUKHERJEE DEBI	MUKHERJEE ANIRUDDHA
MUKHERJEE DEEPANJAN	MUKHERJEE DIBYENDU
MUKHERJEE SHELLY	MUKHOPADHYAY ASHIS KUMAR
MUKHOPADHYAY SWAPAN KUMAR	VAIDYANATH K
MURALIDARAN C	DEVESHWAR Y C
MURTHY BARATAM BALA KRISHNA	BARIK SOMNATH
MURTY BARATAM VENKATA RAMANA	GOSWAMI DEBASISH
MURTY MUKUNDA KRISHNA	SINGH RAHUL
MURTY VARANASI SRIRAMA	CHAKRABORTY BISWANATH
MUSVEE NAJM	DEVESHWAR Y C
NAGAIAH CHAVALI	SEN JAYANTA
NAGAIAH CHAVALI	GHORUI SUNNY
NAJM KAUSER	SINGH ANUP
NANDAKUMAR RADHIKA	GOSWAMI SUBIR
NARASIMHAN B	CHATTERJEE B B
NARSU M V	DEVESHWAR Y C
P GOPAIAH	DEVESHWAR Y C
P LAXMANRAO	SINGH GOPAL
P SAROJA	DUTTA RAJIV
PAL SUJOY	PAL SUBIR KUMAR
PANI K SARANGA	DASGUPTA SAJAL
PAUL ASHIS KANTI	DEVESHWAR Y C
PAUL MRINAL KANTI	DEVESHWAR Y C
PAUL SUBODH CHANDRA	CHATTERJEE B B
PERWEEN SHAMA	NASIRUDDIN MD
PRASAD G RAVI	SINGH ANUP
PRASAD JAYANADAN	DAWN SHYAMAL
PRASAD N V V	DEVESHWAR Y C
PRASAD V RAJENDRA	PATRA RUPAM
PUNNAIAH Y	DEVESHWAR Y C

a

LIST OF PROXIES WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
R RAJENDRAN	DEVESHWAR Y C
RAJENDER RABBI	SHARMA GAURAV
RAJESWARI R	BISWAS VICTOR
RAJU R RAGHUPATHI	PAKREY AVIJIT
RAMACHANDRAN RAJINI A	SINGH ANUP
RAMANA Y VENKATA	DAS MITHO
RAMAPRASAD REDNAM SIVA	MULLICK ANUP
RANGANATH R	DEVESHWAR Y C
RAO A NAGESWARA	DEVESHWAR Y C
RAO A VISWESWARA	DAS SUCHANDER
RAO B PRAKASA	BOSE GOUTAM
RAO B SUBRAHMANYESWARA	DEVESHWAR Y C
RAO GAMIDI RAMA	CHAKRABORTY ARNAB
RAO K GANGA	DEVESHWAR Y C
RAO K RAMA	DEVESHWAR Y C
RAO K RAMA	DEVESHWAR Y C
RAO K SESHAGIRI	SINGH ABHIJIT
RAO K V CHIRANJEEVI	DEVESHWAR Y C
RAO K V JANARDHAN	DEVESHWAR Y C
RAO K V LAKSHMANA	DEVESHWAR Y C
RAO K V M MOHANA	DEVESHWAR Y C
RAO K V RAMA	DEVESHWAR Y C
RAO K V RAMANA	DEVESHWAR Y C
RAO K V S PRAKASA	DEVESHWAR Y C
RAO K V SESHAGIRI	DEVESHWAR Y C
RAO K V SUDHAKAR	DEVESHWAR Y C
RAO K VENKATESWAR	DEVESHWAR Y C
RAO K JANARDHANA	DEVESHWAR Y C
RAO L PRABHAKARA	HAZRA ANURASH
RAO M VENUGOPALA	GHOSH SOMDEEP
RAO P BABAJI	SHOW DINESH
RAO R V KRISHNA	PURAHIT RAJU
RAO REDDI APPA	SINGH AMIT
RAO S ACHYUTHA	JAISAWAL RANJIT
RAO S VENKATA	DEVESHWAR Y C
RAO S VENKATESWARA	BANERJEE RAHUL
RAO T RAMA KRISHNA	CHATTERJEE ARNAB
RAO V GANGADHARA	DEVESHWAR Y C
REDDY K NARAYANA	DEVESHWAR Y C
REDDY K R K	MANDAL SUMIT
REDDY M LOKANATHA	MITRA PRADIP
REDIJ SHREERAM VISHWANATH	CHAKRABORTY ASHOK
ROY ABHIJIT KUMAR	ROY GOBINDO DAS
ROY KALIDAS	ROY MINATI
ROY SABITA	DEVESHWAR Y C
RUB MD ABDUL	ROY BINOY
RUPANI HAIDERALI HASANALI	SHAIK MINTU
RUPANI NILOFER HAIDERALI	GUIN DEBASISH
S AJAY KUMAR	SAHA AJIT RANJAN
S KONDALA RAO	SINGH SIBA
SADHINANI VENKATARAMARAO	DEVESHWAR Y C
SAHA NIKHIL CHANDRA	GHOSH SOURAV
SAHA NIKHIL CHANDRA	GHOSH SOURAV
SAHA PRABIR KUMAR	DEY SUKANTA
SAHA SAKUNTALA	GHOSH SOURAV
SAHA SANTI	SAHA ABHIJIT
SAHAY ROMY	DEVESHWAR Y C
SAIT S M	DEVESHWAR Y C

LIST OF PROXIES WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
SAKHUJA ANIL	DAS BISWAJIT
SAMMETA KASI VISWESWARA RAO	CHATTERJEE B B
SANKAR A M V	DAS BIJOY
SASIKUMAR K K	DEVESHWAR Y C
SASTRY N VENKATESWARA	GHANTI SWARUP
SATYANARAYANA GAMINI	BARIK BHIM
SATYANARAYANA S U V V	SEAL SUJIT
SCANLON LAUREN	DEVESHWAR Y C
SEN SIPRA	SEN BHASKAR
SETHI SANJAY KUMAR	BALMIKI SUMAN
SETHI SANJAY KUMAR	ROY PRATIK
SHAH DHARMESH KUMAR	SHAH VIJAY KUMAR
SHAH DHARMISTHABEN DILIPKUMAR	BISWAS PULAK
SHAH DILIPKUMAR AMRITLAL	KEDIA DEEPIKA
SHAH DIPESH DILIPKUMAR	MITRA SUJAY
SHAH PRATIK ASHOKBHAI	SHAH ASHOK H
SHANMUGAM KRIPANAND J	DAS SUJIT
SHENOY TRASI SADASHIVA MADHAVA	DEVESHWAR Y C
SHRIVASTAVA NIRAJ	DEVESHWAR Y C
SINGH ASHA	DEVESHWAR Y C
SINGH VYAS	CHATTERJEE B B
SINGHI NEELAM	SINGHI R K
SINHA JAYANTI	SINHA P K
SINHA KRISHNA	DAS SAIBAL
SINHA PAPRI	DAS SAIBAL
SONI RITU	BIDASARIA ADITI
SREEDEVI GOTTUPULLA	MONDAL TAPAS
SRINIVAS K DURGA	DAS RANJIT
SUBBARAO T S V	ROY DULAL
SUBBARAYUDU PARUPUDI	DAS SUBHASISH
SULTANIA KISHANLAL	SINGH SUNIL
SUNDARANEEDI BABY SAROJINI	BASAK PIKLU
SURAMPUDI SIVAKUMAR	DEVESHWAR Y C
SURANA KABITA RAI	RAISURANA SHILPA
SUREKA USHA DEVI	SUREKA ANKIT
SURYANARAYANA PANDIRI	PAKREY TINKA
SURYANARAYANA S	MALLICK RAJA
T RAMAKRISHNA	BOSE BIRAJ
TAINWALA SHANKAR LAL	JHUNJHUNWALA KAVITA
THOMAS A V	ADHIKARI BAPPA
TONDON ASHOK	AGARWAL SAKET
TONDON ASHOK	AGARWAL PRERNA
TONDON DR ASHOK	AGARWAL GOPAL
TYAGI SHAILENDER	DEVESHWAR Y C
U RAJU	DHARA GORA
V LAXMINARAYANA	CHOWDHURY SANJAY
VANCHINATHAN JAYARAMAN	SINGH ANUP
VANCHINATHAN LILA	VAIDYANATH K
VANCHINATHAN LILA	CHATTERJEE B B
VANITHA K	SHOW AVAJIT
VARGHESE MARY	GOSHE ARUP
VARMA NIRMALA	VARMA ROHIT
VENKATESWARLU CH	DEVESHWAR Y C
VINODHAN C	DEVESHWAR Y C

a

LIST OF PROXIES WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
ABERDEEN ASSET MANAGERS LIMITED A/C ABERDEENINTERNATIONAL INDIA OPPORTUNITIES FUND (MAURITIUS) LIMITED	CHATTERJEE BASAB
ABERDEEN ASSET MANAGERS LIMITED A/C NEW INDIAINVESTMENT COMPANY (MAURITIUS) LIMITED	SINGH B K
ABP STICHTING PENSIOEN FONDS	DEVESHWAR Y C
ABU DHABI INVESTMENT AUTHORITY - KEEP	DEVESHWAR Y C
ALLIANCE COLLECTIVE INVESTMENT TRUST SERIES	SAHA KAUSHIK
ALLIANCE EMERGING MARKETS GROWTH EQUITIES TRUST	SAHA KAUSHIK
ALLIANCE GLOBAL RESEARCH GROWTH EQUITIES TRUST	SAHA KAUSHIK
ALLIANCE GLOBAL RESEARCH GROWTH FUND(TAX EXEMPT)	SAHA KAUSHIK
ALLIANCEBERNSTEIN GLOBAL RESEARCH GROWTH FUND INC	SAHA KAUSHIK
ALLIANCEBERNSTEIN GLOBAL STYLE BLEND EQUITIESTRUST	SAHA KAUSHIK
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND INC - ALLIANCEBERNSTEIN GLOBAL RESEARCH GROWTH PORTFOLIO	SAHA KAUSHIK
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND INC -ALLIANCEBERNSTEIN WORLDWIDE PRIVATIZATION PORTFOLIO	SAHA KAUSHIK
ALLIANZ GLOBAL INVESTORS TAIWAN LTD A/C ADAMASIAN PACIFIC DYNAMIC STRATEGY FUND	CHATTERJEE BASAB
AMERICAN FUNDS INSURANCE SERIES INTERNATIONALFUND	SAHA KAUSHIK
AMERICAN INVESTMENT TRUST - BIRCH TREE FUND	SAHA KAUSHIK
BT FUNDS MANAGEMENT LIMITED AS TRUSTEE OF BTPACIFIC BASIN FUND	DEVESHWAR Y C
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC-EMERGING MARKETS MANAGEMENT LLC	SAHA KAUSHIK

LIST OF PROXIES WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM MANAGED BY DIMENSIONAL FUND ADVISORS INC	SAHA KAUSHIK
CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM MANAGED BY NOMURA ASSET MANAGEMENT USA INC	SAHA KAUSHIK
CAPITAL INTERNATIONAL FUND A/C CIF ASIA PACIFIC (ALL COUNTRIES) EX-JAPAN EQUITY FUND	BERA SANTANU
CHARLES SCHWAB INVESTMENT MANAGEMENT INC A/CSCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND	KUMAR K
CIBC EMERGING MARKETS INDEX FUND A/C CIBC EMERGING MARKETS INDEX FUND-CIBC GLOBAL ASSET MANAGEMENT	RAI KAMLESH
COLLEGE RETIREMENT EQUITIES FUND	SAHA KAUSHIK
COSMOPOLITAN INVESTMENT FUND-PANAGORA EMERGING MARKETS A FUND	SAHA KAUSHIK
COSMOPOLITAN INVESTMENT FUND-PANAGORA EMERGING MARKETS FUND	SAHA KAUSHIK
DAILY EMERGING MARKETS INDEX FUND	SAHA KAUSHIK
DEUTSCHE INDIA EQUITY FUND	SAHA KAUSHIK
DRIEHAUS EMERGING MARKETS GROWTH FUND A SERIES OF DRIEHAUS MUTUAL FUNDS	DEVESHWAR Y C
EATON VANCE STRUCTURED EMERGING MARKETS FUND	SAHA KAUSHIK
EATON VANCE TAX-MANAGED EMERGING MARKETS FUND	SINGH B K
ELECTRICITY PENSIONS TRUSTEE LIMITED-ALLIANCECAPITAL LIMITED	SAHA KAUSHIK
ELECTRICITY PENSIONS TRUSTEE LIMITED-AXA ROSENBERG INVESTMENT MANAGEMENT LIMITED	SAHA KAUSHIK
ELFUN DIVERSIFIED FUND	SAHA KAUSHIK
EMERGING MARKETS EQUITY FUND A/C EMERGING MARKETS EQUITY FUND - ALLIANCE CAPITAL MANAGEMENT	RAI KAMLESH

LIST OF PROXIES WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
EMERGING MARKETS PORTFOLIO A SERIES OF THE PACIFIC SELECT FUND	SAHA KAUSHIK
EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND	DEVESHWAR Y C
F.AND C EMERGING MARKETS LIMITED A/C F AND CINDIA LIMITED	DUTTA A K
F AND C EMERGING MARKETS LIMITED A/C F AND CPORTFOLIOS FUND - F AND C GLOBAL EMERGING MARKETS PORTFOLIO	DUTTA A K
F AND C EMERGING MARKETS LIMITED A/C FOREIGNAND COLONIAL INVESTMENT TRUST PLC	DUTTA A K
FEDERATED INTERNATIONAL FUNDS PLC	RAI KAMLESH
FEDERATED KAUFMANN FUND	SAHA KAUSHIK
FEDERATED KAUFMANN FUND II	SAHA KAUSHIK
FIDELITY TRUSTEE COMPANY PRIVATE LIMITED A/CFIDELITY EQUITY FUND	DEVESHWAR Y C
FIDELITY TRUSTEE COMPANY PRIVATE LIMITED A/CFIDELITY INDIA GROWTH FUND	DEVESHWAR Y C
FIDELITY TRUSTEE COMPANY PRIVATE LIMITED A/CFIDELITY TAX ADVANTAGE FUND	DEVESHWAR Y C
FRANKLIN MUTUAL SERIES FUNDS-MUTUAL DISCOVERY FUND	SAHA KAUSHIK
GE ASSET MANAGEMENT CANADA FUND-GLOBAL EQUITYSECTION	SAHA KAUSHIK
GE ASSET MANAGEMENT CANADA FUND-INDIA EQUITY	SAHA KAUSHIK
GE ASSET MANAGEMENT TRUST - GLOBAL EQUITY FUND	SAHA KAUSHIK
GE FUNDS-GE GLOBAL EQUITY FUND	SAHA KAUSHIK
GE FUNDS-GE STRATEGIC INVESTMENT FUND	SAHA KAUSHIK

e

LIST OF PROXIES WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
GE INSTITUTIONAL FUNDS-STRATEGIC INVESTMENT FUND	SAHA KAUSHIK
GE INVESTMENTS FUNDS INC -TOTAL RETURN FUND	SAHA KAUSHIK
GE INVESTMENTS GROUP TRUST (EMERGING MARKETSEQUITY FUND)	SAHA KAUSHIK
GENERAL ELECTRIC PENSION TRUST	SAHA KAUSHIK
GOLDMAN SACHS INDIA FUND LIMITED	SAHA KAUSHIK
GOODMAN AND COMPANY INVESTMENT COUNSEL LTD A/C DPF INDIA OPPORTUNITIES FUND	KUMAR K
GREENWICH ADVISORS INDIA SELECT FUND	DEVESHWAR Y C
IBM TAX DEFERRED SAVINGS PLAN	SAHA KAUSHIK
IMPERIAL EMERGING ECONOMIES POOL A/C IMPERIALEMERGING ECONOMIES POOL - CIBC GLOBAL ASSETMANAGEMENT	RAI KAMLESH
INDIA MSCI EMERGING MARKETS INDEX COMMON TRUST FUND	SAHA KAUSHIK
ING ZUID-OOST AZIE FONDS	SAHA KAUSHIK
INTERNATIONAL OPPORTUNITIES FUNDS - DRAGON PEACOCK	SAHA KAUSHIK
INTERNATIONAL OPPORTUNITIES FUNDS - INDIA EQUITY	SAHA KAUSHIK
JAPAN TRUSTEE SERVICES BANK LTD A/C JAPAN TRUSTEE SERVICES BANK LTD STB ASIA HIGH DIVIDENDEQUITY MOTHER FUND	BERA SANTANU
JNL SERIES TRUST A/C JNL SERIES TRUST - JNL/PAM CHINA-INDIA FUND	RAI KAMLESH
JOHN HANCOCK TRUST A/C JOHN HANCOCK TRUST DISCIPLINED DIVERSIFICATION TRUST	KUMAR K
KUWAIT FUND FOR ARAB ECONOMIC DEVELOPMENT	DEVESHWAR Y C

LIST OF PROXIES WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
LLOYD GEORGE INVESTMENT MANAGEMENT (BERMUDA)LTD A/C SOUTH ASIA PORTFOLIO	DEVESHWAR Y C
LOCAL INVESTMENT FUND RE ALLIANCE CAPITAL AUSTRALIA LIMITED	DEVESHWAR Y C
MERRILL LYNCH INDIA EQUITIES FUND (MAURITIUS) LIMITED	SAHA KAUSHIK
MFS MERIDIAN FUNDS - EMERGING MARKETS EQUITYFUND	SAHA KAUSHIK
MFS MERIDIAN FUNDS- ASIA PACIFIC EX-JAPAN FUND	SAHA KAUSHIK
MSCI EQUITY INDEX FUND B - INDIA	DEVESHWAR Y C
MUTUAL DISCOVERY SECURITIES FUND (A SERIES OFFRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST)	SAHA KAUSHIK
NOMURA ASSET MANAGEMENT SINGAPORE LIMITED A/CNOMURA FUNDS IRELAND PLC-GLOBAL EMERGING MARKETS FUND	DUTTA A K
NOMURA ASSET MANAGEMENT SINGAPORE LTD A/C ASTRO TRUST SERIES - TRICERATOPS FUND	GHOSH ARUP
OPPENHEIMER FUNDS INC A/C OPPENHEIMER DEVELOPING MARKETS FUND	SINGH B K
OPPENHEIMER FUNDS INC A/C BARING OPPENHEIMERFUNDS PLC-BARING DEVELOPING MARKETS FUND	MAITY SUSHIL
PCA INVESTMENT TRUST MANAGEMENT CO LTD A/C PCA INDIA EQUITY MOTHER FUND I-1	BERA SANTANU
PHOENIX FOREIGN OPPORTUNITIES FUND	SAHA KAUSHIK
RAYTHEON MASTER PENSION TRUST A/C RAYTHEON MASTER PENSION TRUST - G E INDIA ONLY	CHATTERJEE BASAB
RAYTHEON MASTER PENSION TRUST A/C RAYTHEON MASTER PENSION TRUST - OFI EMERGING MARKETS	CHATTERJEE BASAB
SANFORD C BERNSTEIN GLOBAL BLEND EQUITY FUND	SAHA KAUSHIK
SANFORD C BERNSTEIN FUND INC	SAHA KAUSHIK

LIST OF PROXIES WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
SEI INSTITUTIONAL INTERNATIONAL TRUST EMERGING MARKETS EQUITY FUND MANAGED BY ALLIANCE CAPITAL MANAGEMENT L P	MAITY SUSHIL
STATE BOSTON RETIREMENT SYSTEM A/C STATE BOSTON RETIREMENT SYSTEM MANAGED BY VONTOBEL ASSET MANAGEMENT INC	GHOSH ARUP
STATE STREET BANK AND TRUST COMPANY WORLD INDEX COMMON TRUST FUNDS INDIA EMERGING MARKETSINDEX COMMON TRUST FUND	SAHA KAUSHIK
STATE STREET GESTION SA A/C STATE STREET ACTIVE ASIE	MAITY SUSHIL
STICHTING PENSIOEN FONDS ABP	DEVESHWAR Y C
STICHTING PENSIOEN FONDS HOOGOVENS A/C STITCHING PENSIOENFONDS HOOGEOVENS PORTFOLIO C	GHOSH ARUP
STICHTING PENSIOEN FONDS MEDISCHE SPECIALISTEN	SINGH B K
STICHTING PENSIOEN FONDS VOOR HUISARTSEN	SINGH B K
TELSTRA SUPER PTY LTD AS TRUSTEE FOR TELSTRASUPERANNUATION SCHEME	SAHA KAUSHIK
THE MASTER TRUST BANK OF JAPAN LTD A/C THE MASTER TRUST BANK OF JAPAN LTD AS TRUSTEE OFPENSION FUND ASSOCIATION MTBC400035147	CHATTERJEE BASAB
THE MASTER TRUST BANK OF JAPAN LTD A/C THEMASTER TRUST BANK OF JAPAN LTD AS TRUSTEE OFJPM BRICS5 MOTHER FUND	GHOSH ARUP
THE MONETARY AUTHORITY OF SINGAPORE A/C MAS SUB ACCOUNT MANAGED BY ALLIANCEBERSTEIN (SINGAPORE) LTD	BERA SANTANU
THE TRUSTEES OF THE MOWLEM STAFF PENSICN ANDLIFE ASSURANCE SCHEME	BERA SANTANU
TRANSAMERICA IDEX MUTUAL FUNDS A/C TA IDEX OPPENHEIMER DEVELOPING MARKETS	GHOSH ARUP

e

LIST OF PROXIES WHO ATTENDED THE 97TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 30TH JULY, 2008.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
TRUSTEES OF THE MINEWORKERS PENSION SCHEME LIMITED - MINEWORKERS PENSION SCHEME	DEVESHWAR Y C
VAN KAMPEN ASSET MANAGEMENT A/C VAN KAMPEN SERIES FUND INC - VAN KAMPEN GLOBAL EQUITY ALLOCATION FUND	MAITY SUSHIL
VANGUARD EMERGING MARKETS STOCK INDEX FUND ASERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUND	SAHA KAUSHIK
VANGUARD EMERGING MARKETS STOCK INDEX FUND ASERIES OF VANGUARD INVESTMENT SERIES PLC	DEVESHWAR Y C
VANGUARD FTSE ALL-WORLD EX-US INDEX FUND A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEXFUNDS	SAHA KAUSHIK
VANGUARD INVESTMENTS AUSTRALIA LIMITED A/C VANGUARD EMERGING MARKETS SHARES INDEX FUND	DUTTA A K
VONTOBEL FUNDS INC A/C PENN SERIES INTERNATIONAL EQUITY FUND	MAITY SUSHIL
WELLS FARGO MASTER TRUST DIVERSIFIED STOCK PORTFOLIO	SAHA KAUSHIK
WISDOMTREE INDIA INVESTMENT PORTFOLIO INC	SAHA KAUSHIK

END